SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 6)

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

459506101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Winder Investment Pte Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 20,464,051 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 20,464,051 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,464,051 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0% (see item 4)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS William Cornelius Lexmond
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 20,464,051 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 20,464,051 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,464,051shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0% (see item 4)
12.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Sharon Yam Kwai Ying
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 20,464,051 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 20,464,051 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,464,051 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.0% (see item 4)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

Item 1.

(a) Name of Issuer:

International Flavors and Fragrances Inc.

(b) Address of Issuer’s Principal Executive Offices:

521 West 57th Street

New York, N.Y. 10019-2960

Item 2.

(a) Name of Person Filing:

Winder Investment Pte Ltd

William Cornelius Lexmond

Sharon Yam Kwai Ying

(collectively, the “Reporting Persons”)

(b) Address of Principal Business Office or, if none, Residence:

#17-01 6 Battery Road

Singapore 049909

(c) Citizenship:

Winder Investment Pte Ltd - Singapore private company

William Cornelius Lexmond – Canada

Sharon Yam Kwai Ying - Singapore

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

459506101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

(a) Amount beneficially owned:

The Reporting Persons are the beneficial owners of 19,536,858 shares of common stock of the Issuer (“Common Stock”) and 2,958,500 6.00% Tangible Equity Units, which include purchase contracts that can be settled in shares of Common Stock (the “Purchase Contracts”). The Purchase Contracts, if voluntarily settled, will, as of the date hereof, result in the issuance of 927,193 shares of Common Stock.

(b) Percent of class:

The Reporting Persons may be deemed to own beneficially 19.0% of the Common Stock, which percentage is calculated based on (i) 106,619,224 shares of Common Stock outstanding as of October 23, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 5, 2018 and (ii) 927,193 shares of Common Stock issuable as of the date hereof upon voluntary settlement of Purchase Contracts held by Winder.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0 shares

(ii) Shared power to vote or to direct the vote

20,464,051 shares

(iii) Sole power to dispose or to direct the disposition of

0 shares

(iv) Shared power to dispose or to direct the disposition of

20,464,051 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14 a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

Winder Investment Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

/s/ William Cornelius Lexmond
William Cornelius Lexmond

/s/ Sharon Yam Kwai Ying
Sharon Yam Kwai Ying